March 24, 2008
VIA EDGAR
Ms. Ibolya Ignat
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007 and as amended May 25, 2007
File No. 0-16509
Dear Ms. Ignat:
Per your recent telephone inquiry regarding disclosures on deferred policy acquisition costs, we submit the following:
In accordance with Financial Accounting Standard (“FAS”) No. 60, reasonably likely changes in persistency, mortality or interest rate assumptions should have a minimal impact, if any, on deferred policy acquisition costs (“DAC”). These assumptions already provide for reasonably likely adverse changes and, under FAS 60, are locked in at policy issue date unless a premium deficiency exists. The Company annually monitors all plans and assumptions for premium deficiencies. We have found no premium deficiencies. Therefore, none of the underlying assumptions have changed from when the policies were originally issued. If actual current experience differs materially from previously used assumptions, then a new GAAP era will be created for newly-issued policies to reflect the observed changes in persistency, mortality or interest rates. The impact of a change in DAC assumptions only affects currently issued policies. Since DAC on newly issued policies is amortized over the lives of those policies and since those lives can extend decades, a new GAAP era typically would not be expected to have a material impact on DAC amortization or the financial statements in the year that the new era is first implemented.
We have two distinct blocks of FAS 60 business: international ordinary life and home service ordinary life. Our international business assumptions have historically been accurate and the Company does not anticipate material changes. The Company’s policy is to perform a detailed test of assumptions every five years, although it monitors these assumptions annually. The last assumption test for the international business was 2006, which resulted in a new GAAP era in 2006. The impact of the new GAAP era was disclosed in Note 1(e) of our 2006 consolidated financial statements. The Company acquired its Home Service business in 2004 and recently fully converted the Home Service business to its internal information technology systems. Since this is recently acquired business, the Company expects to monitor and test policy assumptions for 2008 policy issues in accordance with the policy described above.
As indicated above, all of our life insurance products are accounted for under FAS 60, where policy assumptions are locked in at policy issue date and can not change due to experience in persistency, mortality or interest rates different from original assumptions. Therefore, a sensitivity analysis would not enhance disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
If you need any additional information, please do not hesitate to contact me.
Sincerely,
/s/ Thomas F. Kopetic
Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer